SodaStream International Ltd.

Chief Financial Officer’s Commentary

Fourth Quarter and Full Year 2011

FOURTH QUARTER

Revenues

Fourth quarter revenues increased 32.1% to €66.1 million from €50.0 million in the fourth quarter of fiscal 2010. Revenues in U.S. dollars, based on the euro dollar convenience translation rate of $1.2973 were $85.7 million.

Western Europe revenues increased 20.5% to €30.6 million from €25.4 million; America’s revenues increased 70.2% to €24.6 million from €14.5 million; Asia-Pacific revenues increased 59.1% to €6.8 million from €4.3 million; and CEMEA revenues decreased 31.8% to €4.0 million from €5.8 million.

Soda maker unit sales increased 7.7% to 767,000 from 712,000; C02 refill unit sales increased 26.6% to 3.4 million; and flavor unit sales increased 24.2% to 4.6 million.

Gross Margin

Fourth quarter gross margin was 57.3% this year compared with 54.3% last year. The 300 basis point increase in gross margin resulted mainly from the increased contribution from U.S. revenues, improved leverage of fixed costs on higher revenues, and a positive impact from changes on foreign currency, partially offset by commodity cost increases.

Sales & Marketing

Sales and marketing expenses for the fourth quarter were €28.1 million, or 42.5% of revenues, compared to €18.9 million, or 37.9% of revenues for the same quarter last year. Included in the figures were advertising and promotional expenses of €16.6 million, or 25.1% of revenues in the fourth quarter of 2011, compared to €8.8 million, or 17.5% of revenues in the year ago quarter. The increase in advertising and promotional expenses was primarily attributable to the additional resources dedicated to growing the U.S. business, including our first television advertisement campaign.

General & Administrative

General and administrative expenses for the fourth quarter were €5.7 million, or 8.7% of revenue, compared to €4.6 million, or 9.3% of revenues last year. Fourth quarter 2011 G&A expenses included approximately €1.0 million of share based compensation expense, while the fourth quarter 2010 included €684,000 of share based compensation expense and €88,000 related to a discontinued management fee expense paid to Fortissimo Capital. Excluding the non-cash share based compensation expenses and discontinued management fee, G&A expenses for the fourth quarter were €4.7 million, or 7.1% of revenue, compared to €3.9 million, or 7.8% of revenues a year ago.

Operating Income

Adjusted operating income was €5.1 million, or 7.8% of net revenue, compared to adjusted operating income of €4.5 million, or 8.9% of revenues in the fourth quarter of 2010.

Tax Rate

Our effective tax rate for the fourth quarter 2011 was 5.4% compared to 17.5% in the fourth quarter of 2010. The lower tax rate was primarily the result of geographical income distribution, transfer prices structure and utilization of taxable losses.

Net Income

Fourth quarter 2011 net income on an IFRS (International Financial Reporting Standards) basis was €4.1 million, or €0.20 per share based on 20.8 million weighted shares outstanding. This compares to net income on an IFRS basis of €3.5 million, or €0.21 per share based on 17.1 million weighted shares outstanding from the fourth quarter of 2010. Based on the euro/dollar convenience translation rate of $1.2973, fourth quarter 2011 diluted earnings per share was $0.26.

Excluding the share based compensation expense and discontinued management fee, fourth quarter 2011 adjusted net income was €5.1 million, or €0.25 per diluted share, compared to adjusted net income of €4.3 million, or €0.25 per diluted share a year ago. Based on the convenience translation rate, adjusted fourth quarter diluted earnings per share was $0.32.

Foreign Currency Impact

The average euro/dollar rate did not change materially between Q4 2010 and Q4-2011. This, together with only a marginal impact of other currencies, resulted in an immaterial impact of FX on revenues and operating income in this quarter compared to last year.

FULL YEAR 2011

Revenues

Fiscal 2011 revenues increased 38.6% to €222.7 million from €160.7million in fiscal 2010. Revenues in U.S. dollars, based on the euro/dollar convenience translation rate of $1.2973 were $289.0 million.

Western Europe revenues increased 18.4% to €118.1 million from €99.7 million; America’s revenues increased 104.9% to €64.7 million from €31.6 million; Asia-Pacific revenues increased 63.6% to €16.2 million from €9.9 million; and CEMEA revenues increased 22.3% to €23.8 million from €19.5 million.

Full year soda maker unit sales increased 41.0% to 2.7 million from 1.9 million; C02 refill unit sales increased 29.1% to 13.3 million from 10.3 million; and flavor unit sales increased 36.5% to 18.9 million from 13.8 million.

Gross Margin

Fiscal 2011 gross margin was 54.5% compared with 53.9% last year. The 60 basis point increase in gross margin was driven by an increase in the contribution from U.S. revenues and the leveraging of fixed costs on higher revenues which was partly offset by product mix, FX impact & commodity prices.

Sales & Marketing

Sales and marketing expenses for fiscal 2011 were €76.4 million, or 34.3% of revenues, compared to €57.1 million, or 35.5% of revenues for fiscal 2010. Included in the figures were advertising and promotional expenses of €35.4 million, or 15.9% of revenues, compared to €23.6 million, or 14.7% of revenues in the year ago period. The increase in advertising and promotional expenses was mainly to support our continued retail expansion in the U.S. and the holiday sales in other markets including the U.K., France and The Czech Republic.

General & Administrative

General and administrative expenses for fiscal 2011 were €23.0 million, or 10.3% of revenues, compared to €18.5 million, or 11.5% of revenues last year. 2011 G&A expenses included approximately €4.2 million of share based compensation expense, while 2010 included €1.0 million of share based compensation expense and €2.3 million related to a discontinued management fee expense paid to Fortissimo Capital. Excluding the non-cash share based compensation expenses and discontinued management fee, G&A expenses for 2011 were €18.8million, or 8.5% of revenue, compared to €15.2 million, or 9.5% of revenues last year.

Operating Income

Fiscal 2011 adjusted operating income improved to €26.3 million, or 11.8% of revenues, compared to adjusted operating income of €14.5 million, or 9.0% of revenues in 2010.

Tax Rate

Our effective tax rate for 2011 was 10.9% compared to 15.4% in 2010. The lower tax rate was primarily the result of the same items mentioned above in the quarterly analysis.

Net Income

Fiscal 2011 net income on an IFRS (International Financial Reporting Standards) basis increased 117.8% to €21.2 million, or €1.03 per share based on 20.6 million weighted shares outstanding, compared to net income on an IFRS basis of €9.7 million, or €0.69 per share based on 14.7 million weighted shares outstanding in fiscal 2010. Based on the euro/dollar convenience translation rate of 1.2973, fiscal 2011 diluted earnings per share was $1.34.

Excluding the share based compensation expense and discontinued management fee, 2011 adjusted net income increased 94.6% to €25.3 million, or €1.23 per diluted share, compared to adjusted net income of €13.0 million, or €0.92 per diluted share a year ago. Based on the convenience translation rate, adjusted fiscal 2011 diluted earnings per share was $1.60.

Foreign Currency Impact

During 2011, approximately 50 percent of revenues were generated in non-euro-currencies.

Due to the strengthening of the Euro against these currencies, mainly the U.S. Dollar, compared to 2010, revenues were negatively impacted by approximately 2.6 million euros as compared to 2010.

This was partially offset by the FX impact on expenses. Approximately 70% of the Company’s expenses are also incurred in non-euro currencies, mainly the U.S. Dollar and Israeli Shekel. The strengthening of the Euro against these currencies during the year had a positive impact on operations and the overall FX impact on the operating income was positive at approximately 2.6 million euros in 2011 compared to 2010.

Balance Sheet

As of December 31, 2011, we had cash and cash equivalents and bank deposits of €57.2 million compared to cash and cash equivalents of €52.9 million at December 31, 2010. The increase is primarily attributable to the €33.1 million raised from the Company’s secondary offering in April 2011, partially offset by increases in working capital, capital investments, mainly acquisition of property, plant and equipment, including the production site in the Galilee in Israel, the acquisition of CEM and the repayment of remaining bank debt from 2010 and part of the acquired debt of CEM. As of December 31, 2011, the Company had loans and borrowings of €3.1 million, compared to €6.8 million as of December 31, 2010.

Working capital at December 31, 2011 increased 122.1% to €60.3 million compared to €27.2 million as of December 31, 2010. The increase in working capital was driven primarily by inventory investments in both raw materials and finished goods to support future growth combined with an increase in accounts receivable.